SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

On April 20, 2015, Registrant ceased to publicly offer shares of the Context Alternative Strategies Fund (the “Fund”). On June 1, 2015, the Fund had no shareholders and ceased operations.